Exhibit 99.1

CollPlant Receives Research and Development Project Approval from the Israel Innovation Authority to
Advance its Collagen-Based BioInk for 3D Printing of Tissues and Organs

Ness Ziona, June 26, 2018, CollPlant (NASDAQ:CLGN, TASE:CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen (recombinant human collagen) technology for tissue repair products, today announced that it has received grant approval from the Israel Innovation Authority (IIA) to finance continued development of the Company’s proprietary rhCollagen-based formulations intended for use as BioInk for the 3D printing of tissues and life savings organs. The total approved project budget is approximately $1.2 million (NIS 4.2 million), of which the Israel Innovation Authority will finance 30%, subject to certain conditions. The terms of the grant require, among other things, CollPlant to pay royalties to the IIA on future sales of any technology developed with these funds, up to the full grant amount.

“In addition to providing immediate non-dilutive funding, this grant from the Israel Innovation Authority represents an important validation of our BioInk technology and its market potential” said Yehiel Tal, Chief Executive Officer of CollPlant. “With the recent opening of our new cGMP production facility in Rehovot, Israel, we are well positioned to meet growing demand for our BioInk and tissue repair products. We are grateful to the IIA for this recognition.”

About the Israel Innovation Authority

The Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Ministry of Economy (& MATIMOP), is an independent and impartial public entity that operates for the benefit of the Israeli innovation ecosystem and Israeli economy, as a whole. Its role is to nurture and develop Israeli innovation resources, while creating and strengthening the infrastructure and framework needed to support the entire knowledge industry.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. The Company’s products are based on its rhCollagen (recombinant human collagen) that is produced with its proprietary plant-based genetic engineering technology.

CollPlant’s products address indications for diverse fields of organ and tissue repair and are ushering in a new era in regenerative medicine. The Company’s flagship BioInk product line provides an ideal building block for 3D bioprinting of tissues and organs, and its unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information, visit http://www.collplant.com

Safe Harbor Statement

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen-based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based BioInk, VergenixSTR, and VergenixFG, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen-based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant: Eran Rotem Deputy CEO & Chief Financial Officer Tel: + 972-73-2325600/612 Email: Eran@collplant.com	IR Contact: Amato and Partners, LLC 90 Park Avenue, 17th Floor New York, NY 10016 admin@amatoandpartners.com